Mail Stop 3561

July 14, 2006

Michael W. Trickey
President
BancCap Asset Securitization Issuance Corporation
553 Capital Drive
Lake Zurich, Illinois 60047

Re: BancCap Asset Securitization Issuance Corporation
Post-Effective Amendment No. 3 to Registration Statement on Form S-3
Filed July 7, 2006
File No. 333-133209

Dear Mr. Trickey:

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. We note your response to prior comment 2 of our letter dated May 15, 2006 that agreements will be filed on Form 8-K within 15 days of the closing of each offering, however, please confirm that you will comply with the applicable time requirements for filing the Form 8-K.

Base Prospectus
Cover Page

2. While we note your revisions in response to prior comment 6, please revise to refer to the trust as the "issuing entity."

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: John Steele, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        Fax: (202) 778-9100